Exhibit 99.3

GENCO RESOURCES LTD.

Vancouver, BC

AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended July 31, 2004

GENCO RESOURCES LTD.

INDEX TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended July 31, 2004

Auditors' Report

Consolidated Balance Sheet

Exhibit  "A"

Consolidated Statement of  Loss and Deficit

Exhibit  "B"

Consolidated Statement of Cash Flows

Exhibit  "C"

Notes to Consolidated Financial Statements

Exhibit  "D"

______________________________________

Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of Genco Resources Ltd.:

We have audited the consolidated balance sheet of Genco Resources Ltd. as at July 31, 2004 and the consolidated statements of loss and deficit, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 7, 2003.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC

November 3, 2004 (Except Note 17 – which is as of April 1, 2006)

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2.  Telephone: +1 604 435 4317.  Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of

International. A world-wide organization of accounting firms and business advisors.

Exhibit "A"

GENCO RESOURCES LTD.

Amended Consolidated Balance Sheet *

July 31, 2004

Assets

2004 *

2003

────────────────────────────────────────────────────────────────────────────

Current:

Cash

$       27,879

$   672,195

Accounts receivable

589,868

6,145

Inventory (Note 4)

259,030

-

Prepaid expenses

173,294

5,000

────────────────────────────────────────────────────────────────────────────

1,050,071

683,340

────────────────────────────────────────────────────────────────────────────

Long-term:

Mineral properties (Note 5)

21,705

40,000

Investment (Note 5)

114,584

-

Deferred acquisition costs (Note 6)

-

354,091

────────────────────────────────────────────────────────────────────────────

136,289

394,091

────────────────────────────────────────────────────────────────────────────

Property, plant and equipment (Note 7)

9,784,488

63,914

────────────────────────────────────────────────────────────────────────────

$10,970,848

$1,141,345

════════════════════════════════════════════════════════════════════════════

Approved by the Directors:

"Robert Gardner"

"Jim McDonald"

* Restated – See Note 17

- See accompanying notes -

Exhibit "A"

GENCO RESOURCES LTD.

Amended Consolidated Balance Sheet *

July 31, 2004

Liabilities

2004 *

2003

────────────────────────────────────────────────────────────────────────────

Current:

Accounts payable and accrued liabilities

$ 1,715,240

$   317,991

Due to related parties

73,402

73,402

Current portion of long-term debt

664,750

-

────────────────────────────────────────────────────────────────────────────

2,453,392

391,393

────────────────────────────────────────────────────────────────────────────

Long-term:

Long-term debt (Note 10)

3,845,473

-

Asset retirement obligation (Note 11)

186,424

-

Investor deposits (Note 12)

34,745

-

────────────────────────────────────────────────────────────────────────────

4,066,642

-

────────────────────────────────────────────────────────────────────────────

6,520,034

391,393

────────────────────────────────────────────────────────────────────────────

Shareholders' Deficiency

────────────────────────────────────────────────────────────────────────────

Share Capital (Note 13)

10,417,749

5,744,951

Deficit, per Exhibit "B"

5,966,935

(4,994,999)

────────────────────────────────────────────────────────────────────────────

4,450,814

749,952

Future Operations (Note 1)

────────────────────────────────────────────────────────────────────────────

$10,970,848

$1,141,345

════════════════════════════════════════════════════════════════════════════

*Restated – See Note 17

- See accompanying notes -

Exhibit "B"

GENCO RESOURCES LTD.

Amended Consolidated Statement of Loss and Deficit *

For the Year Ended July 31, 2004

2004 *

2003

────────────────────────────────────────────────────────────────────────────

Sales

$3,723,638

$        -

Cost of sales

3,353,615

-

────────────────────────────────────────────────────────────────────────────

Gross Income

370,023

-

────────────────────────────────────────────────────────────────────────────

Expenses:

Accounting and legal

94,258

76,548

Advertising and promotion

7,013

-

Amortization

32,578

6,469

Automotive

7,760

-

Consulting

199,130

29,619

Courier

3,190

-

Equipment rental

4,311

-

Foreign exchange gain

(78,622)

-

Insurance

8,429

-

Interest and bank charges

22,136

6,609

Licences and dues

4,243

15,636

Management fees

262,000

63,000

Office and miscellaneous

40,544

23,610

Regulatory fees

34,398

6,104

Rent

35,660

34,104

Repairs and maintenance

1,746

-

Telephone

18,768

1,721

Travel

142,228

9,316

Wages and benefits

228,972

37,171

────────────────────────────────────────────────────────────────────────────

1,068,742

309,907

────────────────────────────────────────────────────────────────────────────

Loss before other items

698,719

309,907

────────────────────────────────────────────────────────────────────────────

Other Items:

Accretion on long term debt

161,580

-

Gain on disposal of property (Note 5)

(255,000)

-

Write-down of investment (Note 5)

160,416

-

Interest income

(1,249)

(930)

Stock compensation expense (Note 13)

207,470

488,360

────────────────────────────────────────────────────────────────────────────

273,217

487,430

────────────────────────────────────────────────────────────────────────────

Net Loss

971,936

797,337

Deficit, beginning

4,994,999

4,197,662

────────────────────────────────────────────────────────────────────────────

Deficit, ending, to Exhibit "A"

$5,966,935

$4,994,999

════════════════════════════════════════════════════════════════════════════

*Restated – See Note 17

- See accompanying notes -

Exhibit "C"

GENCO RESOURCES LTD.

Amended Consolidated Statement of Cash Flows *

For the Year Ended July 31, 2004

2004 *

2003

────────────────────────────────────────────────────────────────────────────

Operating Activities:

Net Loss, per Exhibit "B"

$     (971,936)

$ (797,337)

Adjustments for -

Amortization

180,100

Accretion on long term debt

161,580

6,469

Gain on disposal of property

(255,000)

-

Stock compensation expense

207,470

488,360

Shares issued for services

101,600

-

Write-down of investment

160,416

-

Unrealized foreign exchange gain

(283,249)

-

────────────────────────────────────────────────────────────────────────────

(699,019)

(302,508)

Changes in non-cash working capital -

(Increase) Decrease in accounts receivable

823,186

(984)

(Increase) Decrease in inventory

(44,691)

-

(Increase) Decrease in prepaid expenses

(69,984)

(4,145)

Increase (Decrease) in accounts payable and accrued liabilities

241,122

300,811

────────────────────────────────────────────────────────────────────────────

Cash flows from (used in) operating activities

250,614

(6,826)

────────────────────────────────────────────────────────────────────────────

Investing Activities:

Purchase of property, plant and equipment

(3,883,777)

(70,383)

Acquisition costs related to purchase of mine

-

(354,091)

Resource properties and exploration costs

(1,705)

-

────────────────────────────────────────────────────────────────────────────

Cash flows (used in) investing activities

(3,885,482)

(424,474)

────────────────────────────────────────────────────────────────────────────

Financing Activities:

Advances to related parties

-

(286,140)

Repayment of long-term debt

-

(35,548)

Investor deposits

34,745

-

Share issued for cash (less cost of issue)

2,955,807

1,385,547

────────────────────────────────────────────────────────────────────────────

Cash flows from financing activities

2,990,552

1,063,859

────────────────────────────────────────────────────────────────────────────

Net Increase (Decrease) in Cash

(644,316)

632,559

Cash, beginning

672,195

39,636

────────────────────────────────────────────────────────────────────────────

Cash, ending

$        27,879

$   672,195

════════════════════════════════════════════════════════════════════════════

Supplemental Disclosure of Cash Flow Information:

Interest

$        10,936

$        -

Significant Non-cash Transaction:

During the year ended July 31, 2004, Genco issued 1,380,315 shares at a value of $1,407,921 as part of the consideration for La Guitarra acquisition and agreed to pay, as defined in the purchase agreement, the balance of US $4,000,000 (Note 6).  These amounts have been excluded from the statement of cash flow.

*Restated – See Note 17

- See accompanying notes -

Exhibit "D"

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

1.

General Information and Future Operations:

The company was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd.  The company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the company acquired all of the issued and outstanding shares of La Guitarra.  The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CDN $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.  La Guitarra is a wholly owned subsidiary incorporated under the laws of Mexico.

The company is engaged in silver and gold mining and related activities including exploration, extraction, processing, refining and reclamation.  They also have mining operations in Mexico and have ongoing exploration activities in the United States and Mexico.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and liquidation of liabilities in the normal course of business.  On July 31, 2004 the company had an accumulated a deficit of $5,966,935 (2003 - $4,994,999). The ability of the company to continue as a going concern is dependant upon a number of factors including the company’s ability to obtain the necessary financing through the assumption of debt and issuance of shares.

2.

Significant Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a)

Basis of Presentation -

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc. and La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra")  All significant inter-company accounts and transactions have been eliminated. The company is in the process of exploring mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves.  The recovery of amounts shown for resource properties and related assets is dependent on the existence of economically recoverable reserves, on the ability to obtain financing to complete development, and on future profitable operations.

b)

Share Option Plan -

As of August 1, 2002, the company adopted the standard of the CICA Handbook, Stock-based Compensation and Other Stock-based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant.  The company uses the Black-Scholes Model to estimate fair value.

a)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on an average cost basis.

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

2.

Significant Accounting Policies: (Continued)

d)

Property, Plant and Equipment -

The following assets are recorded at cost. Amortization is provided for as follows:

    Declining Balance -

Automotive

18%

Computers

30 - 45%

Furniture and fixtures

13 - 20%

Mining equipment

13 - 30%

    Straight-line -

Buildings

36 years

Infrastructure and mine development

25 years

Leasehold improvements

5 years

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined.  The costs are capitalized until such time that it has been determined that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit).  Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.  Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

As the company cannot reasonably estimate mineral reserves of the mine, depletion of mine properties is charged on a straight-line basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs, and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

e)

Foreign Currency Translation -

The functional and reporting currency is the Canadian dollar.  Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates.  Foreign exchange gains and losses are included in the determination of earnings.

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

2.

Significant Accounting Policies: (Continued)

f)

Loss per Share -

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g)

Use of Estimates -

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h)

Revenue Recognition -

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue.

i)

Exploration and Development Expenditures -

Significant property acquisition costs, and exploration and development expenditures are capitalized.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

j)

Income and Resource Taxes -

The provision for income and resource taxes is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k)

Provision for Reclamation and Closure -

On January 1, 2003 the company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and amortized over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting date.

Reclamation and closure costs have been estimated based on the company's interpretation of current regulatory requirements.

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

3.

Financial Instruments:

The financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, amounts due to related parties, long-term debt, and investor deposits.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

1.

Inventory:

2004

2003

─────────────────────────────────────────────────────────────────────────

Concentrate

$   25,916

$     -

Parts and supplies

233,114

-

─────────────────────────────────────────────────────────────────────────

$259,030

$     -

═════════════════════════════════════════════════════════════════════════

5.

Mineral Properties:

2004

2003

─────────────────────────────────────────────────────────────────────────

Transvaal, B.C.

$     -

$20,000

Oest, Nevada

21,705

20,000

─────────────────────────────────────────────────────────────────────────

Mineral properties

$21,705

$40,000

═════════════════════════════════════════════════════════════════════════

Details of Mineral Properties:

Transvaal Property - Kamloops Mining Division, B.C. -

On April 19, 2004 the company entered into an agreement with Getty Copper Inc. ("Getty") to sell the company's holdings in the Kamloops Mining Division, the Transvaal Property, to Getty.  The company received 458,333 shares of Getty valued at $0.60 per share as compensation.  At July 31, 2004 this investment was written down to market value of $114,854.

Oest Property - Lyon County, Nevada, U.S.A. -

The company has six unpatented claims in the Devils Gate - Chinatown Mining District.  During the year ended July 31, 2004 the company expended $1,705 (2003 - $Nil) related to these claims.

6.

Acquisition of La Guitarra:

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date.  La Guitarra is an operating mine located in Mexico.

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

6.

Acquisition of La Guitarra: (Continued)

The purchase price of the transaction was US $5,000,000 (CDN $6,996,000) and $354,091 direct costs of acquisition with consideration being a combination of the issuance of shares and debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CDN $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.

The following table summarizes the estimated cost of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars based on the fair value of the consideration given.  The assets have been recorded at the fair value of the consideration given, being the market value of the shares issued plus the present value of the non-interest bearing debt discounted at an interest rate of 5% per annum.

As at August 1, 2003:

Current assets

$ 1,723,000

Property, plant and equipment

5,383,260

Deferred exploration costs

524,875

─────────────────────────────────────────────────────────────────────────

Total assets acquired

7,631,135

Total liabilities assumed

(1,377,191)

─────────────────────────────────────────────────────────────────────────

Net assets acquired

$   6,253,944

═════════════════════════════════════════════════════════════════════════

7.

Property, Plant and Equipment:

Accumulated

2004

2003

Cost

Amortization

Net*

Net

─────────────────────────────────────────────────────────────────────────

Automotive

$       69,178

$   18,673

$       50,505

$10,815

Buildings

910,420

43,356

867,064

-

Computer equipment

36,632

15,486

21,146

-

Furniture and fixtures

65,010

14,206

50,804

13,274

Infrastructure and mine development

3,701,672

35,047

3,666,625

-

Mining equipment

1,052,599

169,494

883,105

-

Leasehold improvements

44,250

13,275

30,975

39,825

─────────────────────────────────────────────────────────────────────────

5,879,761

309,537

 5,570,224

63,914

─────────────────────────────────────────────────────────────────────────

Properties Under Development -

San Raphael project, Mexico

  2,550,240

      -

  2,550,240

     -

Exploration projects, Mexico

1,568,060

-

1,568,060

-

Civil Works project, Mexico

95,964

-

95,964

-

─────────────────────────────────────────────────────────────────────────

4,214,264

-

4,214,264

-

─────────────────────────────────────────────────────────────────────────

$10,094,025

$309,537

$9,784,488

$63,914

════════════════════════════════════════════════════════════════════════

*Restated – See Note 17

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

8.

Related Party Transactions:

Loans from related parties amount to $49,590 (2003 - $49,590) and are payable to corporations related by way of a common director.  Loans from related parties are due on demand, bear no interest and have no fixed terms of repayment.

Interest payable to directors or companies controlled by directors amounted to $23,812 (2003 - $23,812).

Accounts payable to directors or officers, companies controlled by directors or officers or companies in which directors or officers have an interest amount to $122,082 (2003 - $134,826).

Consulting and management fees paid to directors and officers of the company amounted to $318,000 (2003 - $131,566).

Rent paid to a company controlled by directors in common amounted to $35,660 (2003 - $34,104).

All sales of concentrate are to Compania Mineral Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant shareholder and creditor of the company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is in the amount of consideration established and agreed to by the related parties

9.

Line of Credit:

The company has secured a line of credit to a maximum of $1,500,000 bearing interest at prime plus 2%, and secured by limited guarantees of certain directors and officers of the company.  At July 31, 2004 the balance outstanding was $Nil (2003 - $Nil).

1.

Long-term Debt:

2004

2003

─────────────────────────────────────────────────────────────────────────

Pursuant to the acquisition of La Guitarra the company

agreed to pay US $4,000,000 (CDN $5,318,000) to the

vendor to satisfy the balance of the purchase price.  The

debt bears no interest, is unsecured, and is repayable by

installments of US $500,000 on each of the first through

eighth anniversaries beginning on August 1, 2004.

$4,510,223

$     -

Less:  Current portion

664,750

-

─────────────────────────────────────────────────────────────────────────

$3,845,473

$     -

═════════════════════════════════════════════════════════════════════════

The long term debt has been valued at its fair value, which was the present value of the debt over 8 years assuming an interest rate of 5%.

11.

Asset Retirement Obligation:

2004

2003

─────────────────────────────────────────────────────────────────────────

Provision for reclamation and closure

$186,424

$    -

═════════════════════════════════════════════════════════════════════════

The total is a discounted amount of estimated cash flows required to settle the obligation at the end of the mine's estimated useful life of 25 years is $900,000 (2003 - $Nil), which has been discounted using a discount rate of 6.5%.

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

12.

Investor Deposits:

In July 2004, the company received the proceeds from a private placement and stock option exercised. The common shares of the company were issued in August 2004.  Accordingly, the proceeds have been recorded as a liability to the company.

13.

Share Capital:

a)

Share Capital -

Authorized -

100,000,000                                        Common shares without par value

Issued and Fully Paid -

Number of Shares

   Amount

─────────────────────────────────────────────────────────────────────────

Balance, July 31, 2002

4,891,481

$  3,871,044

Private placements less costs of issue

4,700,000

888,880

Exercise of warrants

4,966,682

496,667

Stock compensation expense

-

488,360

─────────────────────────────────────────────────────────────────────────

Balance, July 31, 2003

14,558,163

5,744,951

Private placements less cost of issue

1,933,466

2,585,391

Issuance of share capital on purchase of La Guitarra

1,380,315

1,407,921

Shares issued for services

100,000

101,600

Exercise of stock options

383,000

287,250

Exercise of warrants

371,659

83,166

Stock compensation expense

-

207,470

─────────────────────────────────────────────────────────────────────────

Balance, July 31, 2004

18,726,603

$10,417,749

═════════════════════════════════════════════════════════════════════════

On July 31, 2003 the company completed a private placement for 700,000 units at $0.72 per unit.  Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On August 1, 2003 the company issued 1,380,315 common shares at $1.02 per share pursuant to the acquisition of La Guitarra (see Note 6).  Additionally, the company issued 100,000 shares at $1.02 per share as finders fees pursuant to this acquisition.

On August 1, 2003 the company issued 100,000 common shares at $1.02 per share as finders fees pursuant to the acquisition of La Guitarra (see Note 6).

On November 5, 2003 the company completed a private placement for 576,000 units at $1.20 per unit.  Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 5, 2005.

On January 2, 2004 the company completed a private placement for 593,464 units for $1.40 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.45 per share until January 2, 2005.

On April 23, 2004 the company completed a private placement for 764,000 units for $1.50 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

13.

Share Capital: (Continued)

a)

Share Capital (Continued) -

Share purchase options with a fair value of $207,470 were granted to non-employees and employees in 2004.  The compensation expense is charged to operations over the vesting period.

b)

Options -

The company has established a share purchase option plan whereby the company's directors may from time to time grant options to directors, employees or consultants.  The maximum term of any option may be ten years, but generally options are granted for five years or less.  Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the company's share price of 65%, an annual risk free interest rate of 3.75% and vesting over various periods from immediately to 5 years.  As at July 31, 2004, there were 330,660 (2003 - 78,290) options available for grant under the plan.

A summary of the options are as follows:

Weighted

 Average

Exercise

Shares

 Price

─────────────────────────────────────────────────────────────────────────

Balance, July 31, 2003

1,558,000

0.75

Granted

392,000

1.36

Exercised

(383,000)

0.75

Cancelled

(25,000)

0.75

─────────────────────────────────────────────────────────────────────────

Balance, July 31, 2004

1,542,000

0.92

═════════════════════════════════════════════════════════════════════════

c)

Warrants -

A summary of the company's warrants are as follows:

Weighted

 Average

Exercise

Shares

 Price

─────────────────────────────────────────────────────────────────────────

Balance, July 31, 2003

700,000

0.90

Granted

1,933,465

1.44

Exercised

(38,333)

1.30

─────────────────────────────────────────────────────────────────────────

Balance, July 31, 2004

2,595,132

1.30

═════════════════════════════════════════════════════════════════════════

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

14.

Loss Per-Share:

The loss-per share figures have been calculated using the weighted average number of shares outstanding during the respective fiscal periods.

Net Loss

Shares

Per Share

(Numerator)

(Denominator)

Amount

─────────────────────────────────────────────────────────────────────────

2004

Basic net loss per share

$(971,936)

17,597,632

$(0.06)*

2003

Basic net loss per share

(797,337)

9,664,604

(0.08)

        *Restated – See Note 17

15.

Income Taxes:

The potential benefit arising from operating losses has been recognized as a future tax asset.  To the extent that these benefits may not be realized, a valuation allowance is provided to reflect the history of no income.

The future tax balances are as follows:

2004

2003

─────────────────────────────────────────────────────────────────────────

Future tax asset, beginning

$    439,244

$214,380

Benefit of current year's operating loss carried forward

226,307

252,691

Benefit of losses acquired from La Guitarra

1,549,267

-

Taxable temporary differences

(1,393,997)

-

Benefit expired on prior year's operating loss

 (22,487)

(27,827)

─────────────────────────────────────────────────────────────────────────

Future tax asset, ending

798,334

439,244

─────────────────────────────────────────────────────────────────────────

Valuation allowance, beginning

439,244

214,380

Current year's provision

359,090

224,864

─────────────────────────────────────────────────────────────────────────

Valuation allowance, ending

798,334

439,244

─────────────────────────────────────────────────────────────────────────

$         -

$      -

═════════════════════════════════════════════════════════════════════════

The company has accumulated non-capital losses in Canada of $1,266,857 for income tax purposes which may be deducted in the calculation of taxable income in future taxation years.  The losses expire as follows:

2005

$     76,802

2006

77,105

2007

78,933

2008

86,180

2009

95,951

2010

305,000

2011

546,886

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

15.

Income Taxes: (Continued)

The company has accumulated non-capital losses available for tax purposes in Mexico of $4,694,748 that expire from 2004 to 2014.  The potential tax benefit which may result from the application of these losses is not reflected in these financial statements.

16.

Subsequent Events:

Issuances of Shares -

On November 17, 2004 the company announced a private placement for 200,000 units at $0.80 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 for a two year period from the date of issuance.  The private placement is subject to regulatory approval.

On November 3, 2004 the company issued stock options exercisable for 50,000 common shares at $0.80 per share for a period of five years to a director of the company.

On October 5, 2004 the company completed a private placement for 847,000 units at $0.80 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 for a two year period from the date of the issuance.

On September 22, 2004 the company issued 790,427 shares to Luismin S.A. de C.V. to satisfy the first annual payment of US $500,000 for the purchase of La Guitarra.

On August 1, 2004 the company issued stock options exercisable for 75,000 common shares at $0.85 per share for a period of five years to an officer of the company.

17.   Restatement – Acquisition of La Guitarra:

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

17.   Restatement – Acquisition of La Guitarra (continued):

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

The following presents the effect on the Company’s previously issued financial statements for the year ended July 31, 2004:

Balance sheet as at July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	10,809,845	(1,025,357)	9,784,488
Total Assets	11,996,205	(1,025,357)	10,970,848
Long-term debt	4,653,250	(807,777)	3,845,473
Total liabilities	4,874,419	(807,777)	4,066,642
Deficit	5,749,355	(217,580)	5,966,935

Exhibit "D"

Continued

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

July 31, 2004

17.    Restatement – Acquisition of La Guitarra (Continued)

Statement of operations for the year ended July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	3,396,338	(42,723)	3,353,615
Gross profit	327,300	42,723	370,023
Amortization	222,823	(42,723)	180,100
Foreign exchange (gain)	(177,345)	98,723	(78,622)
Accretion expense	-	161,580	161,580
Net Income (loss)	(971,936)	217,580	(754,356)
Earnings per share	(0.04)	(0.02)	(0.06)

Deficit, beginning	(4,994,999)	–	(4,994,999)
Deficit, ending	(5,749,355)	(217,580)	(5,966,935)

      Statement of cash flows for the year ended July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(754,356)	(217,580)	(971,936)
Amortization	222,823	(42,723)	180,100
Accretion	–	161,580	161,580
Cash flows used in operating activities	349,337	(98,723)	250,614
Purchase of capital assets	(293,111)	(3,590,666)	(3,883,777)
Propertied under development	(3,689,389)	3,689,389	–
Cash flows (used) in investing activities	(3,984,205)	98,723	(3,885,482)
Cash flows from financing activities	2,990,552	–	2,990,552
Net (Decrease) Increase in Cash	(644,316)	–	(644,316)

GENCO RESOURCES LTD.

Annual Report

For the Twelve Months Ended July 31, 2004

Schedule A:

Financial Information - attached

Schedule B:

Supplementary Information

1.

            See Schedule “A”

2.

            See Schedule “A”

3.

See Schedule “A”

4. (a), (b), (c)

See Schedule “A” Financial Statements

5.

Directors:

Jim McDonald – President

Robert Gardner – Chairman

Joseph F. Church

Eduardo Luna

Brian R.D. Smith

Gordon Blankstein

Richard Hughes

Officers:

Michael Petrina – VP Operations & COO

Wayne Moorhouse – VP Finance & CFO

Schedule C:

Management Discussion & Analysis

The following Management Discussion & Analysis should be read in conjunction with Genco Resources Limited’s audited consolidated financial statements and related notes for the year ending July 31, 2004, which are available at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).  All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Description of Business

Genco Resources Ltd. (the “Company”) is in the business of developing and exploiting mineral properties, focused principally on silver/gold production in Mexico. The Company’s goal is to grow organically through the development of its existing assets to better realize their potential and inorganically through the identification and acquisition of mining assets in production or in near production stage.

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Twelve Months Ended July 31, 2004

Description of Business (Continued)

The Company’s principal asset is the wholly owned subsidiary La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”), which owns the Temascaltepec Mining District including the operating La

Guitarra Mine located in Central Mexico.  La Guitarra was acquired on August 1, 2003 from Luismin S.A. de C.V. for US$5,000,000 under an agreement which required the Company to pay US$1,000,000 in Genco Resources Ltd. common shares at US$1.02 per share, and requires annual payments of US$500,000 in Genco Resources Ltd. common shares, at the prevailing market price, or cash, at the election of the Company, on the first eight anniversaries of the purchase.

Key assets acquired in the La Guitarra purchase include a 340 tonne per day mill, extensive mine infrastructure, mine equipment, an experienced and skilled workforce, and directly owned or leased mineral claims covering a substantial portion of what Company Management feels is one of the least explored, but most promising mineralized vein systems in Mexico.  During its long operating history, dating back to the 1500’s, the Temascaltepec Mining District has been home to several significant producing mines, which include; El Rincon, Mina de Agua and El Coloso.

During the period 1994 – 2002 La Guitarra produced an annual average silver equivalent of 1,408,874 ounces from actual average production of 791,696 ounces of silver (278 g/tonne) and 10,641 ounces of gold (3.75 g/tonne).  For business reasons, in the late 1990’s, the previous owners of La Guitarra curtailed investment in exploration and development, and as a result production, reserves and grade declined during 2002 and 2003.  On purchasing La Guitarra in 2003 the Company’s first objective was to increase reserves and begin increasing the mill throughput (production rate).  A new zone, San Rafael, was discovered in 2003, and the Company initiated development work in this area early in fiscal 2004.  More information on San Rafael is available below.  The Company plans to increase production and bring the mill to full capacity in the near to mid term. In ongoing and long term plans the Company intends to systematically explore the acquired district’s multiple targets, many of which were identified during the fiscal 2004 period.

Fiscal 2004 largely focused on the discovery and development of new reserves, and on continued production from La Guitarra which milled 41,084 dry tonnes of ore and produced of 478,966 troy equivalent ounces of silver.  The average realized price per ounce of silver was US$6.01, and the average realized price per ounce of gold was US$393.25.

In May of 2004 the initial 700 meters of ramp development and drifting (mine development) to access the new San Rafael zone was substantially completed, and work was initiated to install a ventilation raise bore, explore the vein structure, drift into the mineralized vein and prepare production faces.  Structural problems encountered with the ventilation raise bore resulted in delays in opening the area to production, and as a consequence delayed the realization of projected increases in grade and mill throughput.  Mine and Senior Management have resolved these structural problems, and mine development work continues in the San Rafael zone.  Limited developmental ore milled from the zone graded from 175 to 836 g/tonne silver and 1 to 28 g/tonne gold.  Developmental ore grades are consistent with grades encountered in exploration drilling and indicate the San Rafael zone should contain higher than historical average milled grades.

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Twelve Months Ended July 31, 2004

Description of Business (Continued)

During the year the Company carried out both surface and underground drilling as well a 3D IP survey and surface and underground sampling to identify areas prospective for reserve discovery.  This exploration work has confirmed that within the immediate vicinity of the La Guitarra mill there exist significant possibilities to expand reserves along the existing vein structure to the northwest towards the Nazareno and region of the district, and southeast, Nuevo San Rafael.  In addition limited work done in the Mina el Agua region 6.5 kilometres to the southwest has been promising.

Company Management are confident that continued exploration and development work planned for the remainder of 2004 and 2005 will result in sufficient reserves to increase mill through put.

The Company maintains eight patented mineral claims in the Devil’s Gate – Chinatown Mining District of Nevada (“Oest” claims).  There are currently no plans to proceed with exploration or development of the claims, but the Company intends to maintain the claims in good standing for possible future exploitation.

Operating and Financial Conditions

Fiscal 2004 is the first year the Company had significant operations and any comparisons to the same period of 2003 will generally show significant differences.  For the year the Company recorded sales $3,723,638, and net income from operations of $370,023.  Increased accounting and legal fees (2004: $94,258: 2003: $76,548) reflect the costs of finalizing the La Guitarra purchase and additional accounting expenses resulting from consolidating financial statements and audit work.  The increased amortization (2004: $32,578; 2003: $6,469) is a result of increased assets.  Consulting costs (2004: $199,130; 2003: $29,169) have increased due to the Company using consultants, under Board supervision, in both management and business development capacities to assist in operations and in identifying, assessing and pursuing future growth opportunities.  The foreign exchange gain of $78,622 is a result of the weakening US dollar and the debt for the purchase of La Guitarra being denominated in that currency.  Interest and bank charges (2004: $22,136; 2003 $6,609) reflect the costs associated with setting up a line of credit, lease interest and general banking.  Office and miscellaneous charges (2004: $40,544; 2003: $23,610) have increased as a result of expanded offices activities.  Management fees (2004: $262,000; 2003: $63,000) reflect the costs of the full time management team.  Regulatory fees (2004: $34,398: 2003: $6,104) are related to listings and private placements and have increased due to increased financing activity during the year.  The rent (2004: $35,660; 2003: $34,104) reflects the costs of renting office space.  Telephone (2004: $18,768; 2003: $1,721) has increased as a result of monitoring operations at La Guitarra and the pursuit of other business opportunities.  Travel costs (2004: $142,228; 2003: $9,316) have increased substantially as a result of management, consultants, and contractors spending significant time visiting Mexico in support of La Guitarra and investigating other business opportunities.  Wages (2004: $228,972; 2003: $37,171) reflect the increased office staff at Genco and the administrative staff at La Guitarra.  A loss of $971,936 (2003: $797,337) was recorded after administrative expenses and adjustments for nonrecurring costs.  Non recurring costs included a stock compensation expense (2004: $207,470; 2003: $488,360) and a gain of $94,584 recognized on the sale of the Transvaal Property.

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Twelve Months Ended July 31, 2004

Related Party Transactions

Accounts payable to directors and officers, companies controlled by directors or officers or companies in which directors or officers have an interest amount to $122,082 (2003 - $134,826).

During the year ended July 31, 2004 consulting and management fees paid to directors or officers of the Company amounted to $318,000 (2003 - $131,566).

During the year ended July 2004 rent paid to a company controlled by directors in common amounted to $35,660 (2003 - $34,104).

Management Changes

Effective June 22, 2004 Mr. John Lepinski resigned from the Company’s Board of Directors.

Effective July 21, 2004 Mr. Michael Petrina P.Eng. joined the Company’s Staff as Vice President of Operations and COO.   Mr. Petrina graduated from Queen’s University and has over 20 years of experience as a mining engineer including senior positions at Miramar, Breakwater, and Pan American Silver.

Effective November 3, 2004 Mr. Richard Hughes joined the Company’s Board of Directors.  Mr. Hughes’ track record and over 25 years of mining experience will be an asset as the company pursues its goals.

Financings, Principal Purposes and Milestones

At the Annual and Extraordinary General Meeting held on December 12, 2003 the shareholders approved the following resolutions:

An ordinary resolution to amend the share option plan in compliance with the policies of the TSX Venture Exchange in which up to 10% of the listed corporation’s shares will be reserved for issuance under the share option plan and in compliance with the TSX Venture Exchange (“TSX”).

As of July 31, 2004 1,542,000 options were issued and outstanding to directors, employees and consultants of the Company.  During the year ending July 31, 2004 the company received $287,250 from the exercise of options.

On July 31, 2003 the Company completed a private placement of $504,000. The placement consists of 700,000 units at $0.72 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 per share for two years from the date of issuance.

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Twelve Months Ended July 31, 2004

On November 5, 2003 the Company completed a private placement of $691,200. The placement consists of 576,000 units at $1.20 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.30 per share exercisable for two years from closing.  On May 5, 2004 the Company received $49,833 from the exercise of 38,333 of these warrants.

On January 2, 2004 the Company completed a private placement of $805,000. The placement consists of 593,464 units at $1.40 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.45 per share exercisable for one year from date of issuance.

On April 23, 2004 the Company completed a private placement of $1,146,000. The placement consists of 764,000 units at $1.50 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.55 per share for a period of two years from date of issuance.  Proceeds from this placement will be used for the continuation of planned infrastructure upgrades, exploration and development at La Guitarra.

Investor Relations

During the period the Company used its own staff and resources for shareholder and investor relations.

Regulatory Approval

During the period ending July 31, 2004 the Company did not require or seek regulatory approval.

Subsequent Events

On November 17, 2004 the Company announced a private placement for 345,000 units at $0.80 per unit subject to Exchange approval.   Each unit consists of one common share subject to a four month hold period and one share purchase warrant exercisable to purchase one common share at $0.90 for a period of two years from the date of issuance.

On November 3, 2004 the Company issued stock options exercisable for 50,000 common shares for $0.80 per share for a period of five years to a director of the Company.

On October 15, 2004 the Company completed a private placement of 847,000 units at a price of $0.80 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 for a period of two years from the date of issuance.

September 22, 2004 the Company issued 790,427 shares to Luismin S.A. de C.V. to cover the first annual payment of US$500,000 for the purchase of La Guitarra.

On August 1, 2004 the Company issued stock options exercisable for 75,000 common shares at $0.85 per share for a period of five years to an officer of the Company.

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Twelve Months Ended July 31, 2004

Liquidity and Solvency

With cash and equivalents as of July 31, 2004 of $1,050,071, combined with the proceeds of the October 5, 2004 private placement and improving cash flow from operations, the Company is confident it has sufficient liquidity to meet its current financial obligations.  In addition to the cash and equivalents a US$1,500,000 line of credit is in place with the Toronto Dominion Bank to bridge any short term funding deficiencies.

Outlook

The Company continues to aggressively pursue the acquisition of profitable producing or near production stage assets.  Management feels that demand for silver and gold will continue to strengthen in the short to medium term.  The Company feels that by focusing on Mexico it will be able to benefit from any US Dollar appreciation in the price of silver and gold while the strong positive correlation between the US Dollar and the Mexican Peso will provide protection from rising real costs.

The Company is confident that La Guitarra provides a platform for significant organic growth, and that continued investment in exploration, development and infrastructure will result in improved production volumes, grades, reduced costs and increased cash flow and profitability.  This investment will create a stable platform for inorganic growth through acquisition.